FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of one statement released by Banco de Chile (the Bank) in Chilean newspapers on March 26, 2010 regarding the distribution of dividends.

     BANCO DE CHILE
 DISTRIBUTION OF DIVIDENDS

At the Bank’s Ordinary Shareholders’ Meeting, held on March 25, 2010, its shareholders’ approved the distribution and payment of dividend No. 198, in the amount of CLP$3.496813 per Banco de Chile common share, with a charge to 2009 income of Banco de Chile. The aforesaid dividends are available for collection to respective shareholders at any Banco de Chile branch.

Dividends will be deposited in current or saving accounts when so instructed by the shareholders.

The dividend will be paid to those shareholders of record listed in the Shareholders’ Registry as of the record date March 19, 2010.

GENERAL MANAGER

Santiago, March 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2010

Banco de Chile

/s/ Fernando Cañas B.
By:	By: Fernando Cañas Berkowitz President and CEO